<SUBMISSION>

<TYPE> SC13G/A

<LIVE>

<DOCUMENT-COUNT> 1

<NOTIFY-INTERNET> DPCATHENA@AOL.COM

<SROS> NASD

<SUBJECT-COMPANY>

<CIK> 0001027138

<NAME> ZIMMERMAN SIGN COMPANY

<IRS-NUMBER> 75-0864498

</SUBJECT-COMPANY>

<FILER>

<CIK> 0001037798

<CCC> ujqfh8x@

</FILER>

<NEW-EDGAR-CONTACT>

<NAME> DAVID P. COHEN

<PHONE> 610 260 2213

<STREET1> 4 TOWER BRIDGE, #222

<STREET2> 200 BARR HARBOR DRIVE

<CITY> WEST CONSHOHOCKEN

<STATE> PA

<ZIP> 19428

</NEW-EDGAR-CONTACT>

<DOCUMENT>

<TYPE> SC 13G/A

<TEXT>

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)

ZIMMERMAN SIGN COMPANY

CUSIP NUMBER 989580105

Common Stock

CUSIP NO. 989580105 13G/A PAGE 1 OF 4

1. NAME OF REPORTING PERSON-SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Athena Capital Management, Inc. 23-2520198

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

N/A

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

4 TOWER BRIDGE, #222

200 BARR HARBOR DRIVE

WEST CONSHOHOCKEN, PA 19428

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORT PERSON WITH:

5. SOLE VOTING POWER: 2,000

6. SHARED VOTING POWER:209,227

7. SOLE DISPOSITIVE POWER: 2,000

8. SHARED DISPOSITIVE POWER: 209,227

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

211,227

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDED CERTAIN SHARES

N/A

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.79%

12. TYPE OF REPORTING PERSON

IA

Item 1(a) Name of Issuer: Zimmerman Sign Company

tem 1(b) Address of Issuer Principal Executive Offices: 9846 Highway 31 East

Tyler, TX 75705

Item 2 (a) Name of Person Filing: Athena Capital Management, Inc.

Item 2 (b) Address of Principal Business Office: 4 Tower Bridge, #222 200 Barr Harbor Drive

West Conshocken, PA 19428

Item 2(c) Citizenship: N/A

Item 2(d) Title of Class of Securities: Common Stock

Item 2 (e) CUSIP Number: 989580105

Item 3 This statement is filed pursuant to Rules 13d-13d-2(b) and the filing person is an: (e) Investment Advisor registered under Section 203 of the Investment Advisors Act of 1940

Item 4 Ownership: (a) Amount beneficially owned: 211,227

(b) Percent of Class: 5.79%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 2,000

(ii) shared power to vote or direct the vote: 209,227

(iii) sole power to dispose or direct the disposition of: 2,000

(iv) shared power to dispose or direct the disposition of: 209,227

Item 5 Ownership of Five Percent or less of a Class: N/A

Item 6 Ownership of More than Five Percent on Behalf of another person: N/A

Item 7 Identification and Classification of the subsidiary which acquired the

Security Being Reported on parent Holding Company: N/A

Item 8 Identification and Classification of Members of the Group: N/A

Item 9 Notice of Dissolution of the Group: N/A

Item 10 Certification

By signing below, I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing and influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 23, 2003

By _________________

Signature

David P. Cohen

President

</TEXT>

</DOCUMENT>

</SUBMISSION>